ATG CAPITAL MANAGEMENT LP

The Case for Board Change at Empery Digital Inc.

ATG Capital Management LP · Beneficial owner of 4,500,000 shares (~16.0%)

2026 Annual Meeting of Stockholders · October 14, 2026 · Record date: September 2, 2026

SEEKING MEANINGFUL BOARD REFRESHMENT OF 4 OF 9 DIRECTORS

Disclaimer

The materials contained herein (the “Materials”) represent the opinions of ATG Capital Opportunities Fund LP (“ATG Fund”) and the other participants named in their proxy solicitation (collectively, “ATG” or “we”) and are based on publicly available information with respect to Empery Digital Inc. (“Empery Digital,” “EMPD” or the “Company”). ATG recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with ATG’s conclusions. ATG reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. ATG disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by ATG herein are based on assumptions that ATG believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of ATG currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company’s securities) that cause one or more members of ATG from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that ATG discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and ATG expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan,” “may,” “will,” “projects,” “targets,” “forecasts,” “seeks,” “could,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of ATG. Although ATG believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. ATG will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, ATG has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

About ATG Capital Management LP (“ATG Capital”)

ATG CAPITAL MANAGEMENT LP

A concentrated, governance-focused investor — not an event-driven trader.

The firm

- Privately held investment firm founded by Gabriel "Gabi" D. Gliksberg
- Invests in public equities using alternative strategies and shareholder engagement
- Manages capital for a small number of investors, with concentrated positions held for long periods
- Recurring focus: board accountability, corporate governance improvements, and closing the gap between price and asset value

Alignment at Empery Digital

- 4,500,000 shares acquired in the open market between January and February 2026
- No fees, no side arrangements, and no participation in the July 2025 private placement
- ATG Capital bears the full cost of this solicitation and would seek reimbursement only if successful
- Every share ATG owns was bought at its own risk, alongside other outside holders

Why ATG is here

ATG is not asking stockholders to take its strategic judgment on trust. It is asking that a company trading below the value of its own assets have four independent voices in the room when capital is allocated — directors with no ties to the transaction that created Empery’s board of directors (the “Board”) and no relationships with management.

A four-seat minority cannot direct strategy, and it is not meant to. It is meant to ensure that the alternatives are tested before the next dollar is committed.

Source: ATG Fund DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm

The Record: ATG Capital Engages, Stockholders Benefit

ATG CAPITAL MANAGEMENT LP

Select prior engagements on the same themes: Board accountability, corporate governance improvements, and closing the gap between price and asset value.

	COMPANY	ATG'S THESIS AND PROPOSAL	OUTCOME
TPL	Texas Pacific Land Corporation	Sought declassification of the board in 2021 through a Rule 14a-8 stockholder proposal. Prevailed against the Company's no-action request to the SEC; stockholders approved the proposal despite board opposition.	Board is now declassified
CVEO	Civeo Corporation	Engaged with the Company to promote declassification of its board of directors. Civeo supported the proposal and its 2024 proxy credits consultation with ATG by name, stating the amendment "better aligns our governance with governance practices supported by the investor community."	Board declassification approved (phased out by 2027)
NDP	Tortoise Energy Independence Fund	Closed-end structure was driving a large discount and sought board representation. Gabi Gliksberg was elected to its board; NDP subsequently completed its conversion into an ETF.	Discount eliminated through ETF conversion
TURN	180 Degree Capital Corp.	Engaged on the proposed Mount Logan transaction and sought board representation. James Elbaor led the engagement, with Gabi Gliksberg and Aaron Morris included on the slate of director candidates.	Deal terms improved to 110% of NAV — a 10% premium
BRR	ProCap Financial, Inc.	A digital asset treasury company trading at a persistent discount to NAV. ATG's March 12, 2026 letter opposed a dilutive merger and the Board's nominee. Two weeks later ISS recommended AGAINST both, citing inadequate support for the target's valuation, conflicts of interest, and governance deficiencies.	ISS backed ATG's recommendations

Sources: (i) TPL — SEC no-action correspondence and 2021 annual meeting results; (ii) CVEO — Civeo Corporation 2024 definitive proxy statement; (iii) NDP and TURN — fund and company filings, 2024 and 2025, respectively; and (iv) BRR — ATG Capital press releases dated March 12 and March 26, 2026, citing Institutional Shareholder Services, Proxy Analysis & Benchmark Policy Recommendation: ProCap Financial, Inc. (March 2026).

The Ask

ATG CAPITAL MANAGEMENT LP

Meaningful board refreshment of four independent directors to provide fresh perspectives and accountability in the boardroom.

4 of 9

Director nominees

Elbaor · Gliksberg · Kirshenbaum · Morris

5

Company nominees unopposed

Kim · Homer · Foster · Solgaard · Robertson

~16.0%

ATG ownership

4,500,000 shares of 28,160,111 outstanding

Incumbent directors ATG opposes

- Ryan Lane — In ATG's view, led the Board in breaching their fiduciary duties; Hired his brother-in-law's law firm without informing the Board
- Ian Read — Did not know that he is the Chair of the Nominating and Governance Committee and admitted he conducted a subjective "suitability" analysis of ATG Fund's nominees, rather than applying the Company's bylaws
- Orn Olason – Agreed to every board failure; Received 49.38% withhold votes at the 2025 uncontested stockholder meeting
- Rohan Chauhan – Appointed for bitcoin expertise; Oversaw failure of the Digital Asset Treasury strategy

What meaningful refreshment means

- Fresh and independent viewpoints in the boardroom
- Independent voices in capital allocation and strategic decisions
- Continuity preserved through five unopposed incumbents
- Four ATG directors cannot outvote a nine-member Board
- No change of control; no compensation or debt triggers
- Once seated, our nominees owe fiduciary duties to all stockholders – not to ATG

Sources: ATG Fund DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm | Independence determinations per Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm

Executive Summary

ATG CAPITAL MANAGEMENT LP

SECTION ONE — VALUE DESTRUCTION UNDER THE CURRENT BOARD

1 **Severe value destruction since the July 2025 pivot**

Shares priced at $10.00 in the private placement have now closed at $2.97 on September 14, 2026 — a decline of ~70%.

2 **A persistent, widening discount to net asset value**

The market has valued the Company below its own assets since the pivot, and ATG believes the gap widened after the June 2026 data center announcement.

3 **Losses the balance sheet is unlikely to absorb**

A $128.4M net loss in the first half of 2026 on $305,721 of revenue, including a $106.3M loss on digital assets.

SECTION TWO — WHY THIS BOARD WILL NOT FIX IT

4 **A Delaware court has found a fiduciary breach**

On August 28, 2026, the Delaware Court of Chancery (the "Court") held the Board's rejection of ATG Fund's nomination notice was inequitable and a breach of its fiduciary duties.

5 **Related-party dealings the Board was not told about**

$11,822,729 paid through July 31, 2026 to a law firm where the engagement partner is the Chairman and Co-CEO's brother-in-law. As came to light during ATG's litigation, the Board and the Audit Committee were not told of the relationship prior to retaining the law firm.

SECTION THREE — THE REMEDY

6 **A proportionate remedy**

Four independent directors, no control, and a mandate to address the discount and the Company's cost structure.

Sources: Empery Digital Form 10-Q, quarter ended June 30, 2026 (filed Aug. 7, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006099/empery_i10q-063026.htm | Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm | ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0349-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) | Closing prices per Yahoo Finance.

SECTION ONE

Value Destruction Under the Current Board

Performance since the July 2025 private placement that reconstituted this Board.

Empery Digital Today

ATG CAPITAL MANAGEMENT LP

Principally a non-operating balance sheet vehicle with a nine-member board and three strategies in fourteen months.

Formerly	Volcon, Inc. — powersports manufacturer
July 2025	$500M private placement; pivot to a bitcoin treasury strategy
June–July 2026	Pivot again — $65M for a 25% interest in a Midwest AI data center partnership; $20M preferred investment in Cardinal Data Power
H1 2026	$305,721 revenue; $128.4M net loss
Balance sheet	$179.5M total assets; $113.4M stockholders' equity (June 30, 2026)
Market value	~$83.6M market capitalization at $2.97 per share (September 14, 2026)
Board	Nine nominees; eight sitting directors and one vacancy unfilled since December 2025

In ATG's view, this is not a complex operating business requiring specialist oversight. It is a balance sheet, which is why we believe adding four independent directors is a low-risk and value-additive step.

Sources: Empery Digital Form 10-Q, quarter ended June 30, 2026 (filed Aug. 7, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006099/empery_i10q-063026.htm | Company 8-K filings dated December 8, 2025, June 30, 2026 and July 23, 2026. Market capitalization calculated by ATG based on 28,160,111 shares outstanding per the Company's definitive proxy statement | Closing prices per Yahoo Finance.

Share Price Since the Private Placement

Every market close from July 30, 2025 to September 14, 2026 — the full tenure of the Board as reconstituted after the 2025 private placement.


$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Jul 25
Sep 25
Nov 25
Jan 26
Mar 26
May 26
Jul 26
Sep 26

$10.57

As of close on July 30, 2025

$2.97

As of close on September 14, 2026

-71.9%

Decline over the period

Source: Daily closing prices per Yahoo Finance, July 30, 2025 through September 14, 2026. The $10.57 shown above is the closing price on July 30, 2025, the first trading day in the series and date the Company's stock began trading under the ticker "EMPD"; shares were priced at $10.00 in the July 2025 private placement per Empery Digital's Form 10-Q, quarter ended June 30, 2026 (filed Aug. 7, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006099/empery_i10q-063026.htm | Closing prices per Yahoo Finance.

The Financial Record

Losses of a scale the balance sheet is unlikely to absorb

$128.4M

H1 2026 net loss

Against $6.4M in the prior-year period

$305,721

H1 2026 revenue

With a slightly negative gross margin

$106.3M

Loss on digital assets

First six months of 2026

Where the money went

- $106.3M loss on digital assets
- Estimated $22.5M of solicitation expenses, including $11.8M of related-party legal fees incurred through July 31, 2026, which were primarily associated with stockholder litigation
- Higher sales, marketing, and general and administrative costs

The resulting balance sheet

- $500M was raised in the July 2025 private placement; while stockholders' equity stood at $113.4M on June 30, 2026
- $179.5M total assets at June 30, 2026
- 2,914 BTC carried at $170.6M at June 30, 2026, falling to 1,279 BTC by August 6, 2026
- $35.0M of borrowings outstanding as of August 6, 2026, secured by 954 BTC

Sources: Empery Digital Form 10-Q, quarter ended June 30, 2026 (filed Aug. 7, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006099/empery_i10q-063026.htm | Solicitation expenses and related-party legal fees per Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm

A Persistent Discount to Net Asset Value

ATG CAPITAL MANAGEMENT LP

The Company's shares have traded at a consistent discount to its net assets since August 2025



$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Aug 25
Oct 25
Dec 25
Feb 26
Apr 26
Jun 26
Aug 26
No NAV disclosure
NAV/share — Empery's expert report (Chan)
NAV/share — Company treasury dashboard
NAV/share — ATG calculation, Aug. 25 disclosure
EMPD share price

100%

Of days on which a NAV has been disclosed in 2026, the shares traded at a discount (ATG calculation)

Data sources

- Aug. 2025 – May 2026: the NAV series materials relied on by Empery's expert witness, Angelo Chan
- May – Jun. 2026: the Company's published treasury dashboard

The Company's shares have consistently traded at a discount to net asset value since August 2025. In ATG's view, the persistent discount reflects the market's lack of confidence in the incumbents' ability or willingness to fix this.

Sources: Aug. 7, 2025 – May 15, 2026 — NAV per share materials relied on by Empery Digital's expert witness, Chan, in ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0349-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) | May 16 – June 30, 2026 — Empery Digital treasury dashboard, ir.emperydigital.com, through its final entry on June 30, 2026 | Aug. 25 – Sept. 9, 2026 — ATG calculation holding the components disclosed in the Company's August 25, 2026 press release constant (1,179 bitcoin, approximately $62M cash, $35M debt, the $20M Cardinal Data Power investment at cost, 29,813,797 shares after giving effect to 2,146,395 pre-funded warrants) and revaluing only the bitcoin at each day's close per Yahoo Finance (BTC-USD) | EMPD daily closing prices throughout. No NAV is shown for July 1 – August 24, 2026 because the Company disclosed none during this time.

The Discount Widened After the Pivot

ATG CAPITAL MANAGEMENT LP

On June 30, 2026 — the day the data center strategy was announced — the Company stopped publishing its treasury dashboard.



45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
13.6%
39.3%
37.7%
Jun 30, 2026
last published dashboard
Aug 25, 2026
Company press release
Sep 9, 2026
at the Aug 25 NAV

Even by August 25, when NAV rose, the price fell

- NAV per share: $4.12 to $4.83, up 17.2%
- Share price: $3.56 to $2.93, down 17.7%
- The discount roughly tripled over eight weeks

How the August NAV is built

- 1,179 BTC Aug 25 at $79,800; ~$62M cash; $35M debt
- 29,813,797 shares, after the 2,146,395 pre-funded warrants
- Data center investments carried at cost

Both NAV figures are the Company's own. The June 30 figure is the last entry on the treasury dashboard before it was then discontinued; the August 25 figure is from its own press release. Stockholders lost the daily disclosure at precisely the moment the strategy changed and the discount widened.

Sources: Empery Digital treasury dashboard (final entry June 30, 2026), ir.emperydigital.com | Empery Digital press release dated August 25, 2026 | Share prices are closing prices on the stated dates per Yahoo Finance. Discount calculated by ATG as 1 minus (share price divided by NAV per share). Data center investments are carried at cost: the $20M preferred investment in Cardinal Data Power, which closed in July 2026. The $65M commitment for a 25% interest in the Midwest facility had not closed as of August 25, 2026 and is excluded. Rebuilding the August 25 NAV from the Company's stated components yields $4.73 per share, within 2% of the $4.83 the Company reported.

Treasury Execution and Leverage

ATG CAPITAL MANAGEMENT LP

ATG's objection has never been to bitcoin. It is to borrowing against it.

Leverage on a volatile asset

- As of August 25, 2026, EMPD had $35.0M of outstanding debt secured by bitcoin
- The Company held 1,179 BTC valued at ~$94.1M based on the $79,800 BTC price used in its August 25 NAV disclosure
- Continues to involve forced-seller risk on an asset whose price the Board cannot control

Bitcoin fell. The stock fell twice as far.

- Bitcoin: the Company's average cost of $117,517 against the $79,800 used in its own August 25 release — down 32%
- EMPD: $10.00 private placement price to $2.97 per share (as of close September 14, 2026) — down ~70%
- ATG calculates that more than half the decline is not attributable to the asset the Company holds

Repurchases Funded by Debt is Not a Sustainable Strategy

EMPD has tried to argue that its share repurchases were accretive. But this misses the key point: ATG believes that repurchases funded by increasing debt against a volatile asset transfers risk onto the holders who remain, and the discount has not closed.

Sources: Empery Digital Form 10-Q, quarter ended June 30, 2026 (filed Aug. 7, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006099/empery_i10q-063026.htm | Empery Digital press release dated August 25, 2026. Bitcoin and share price comparisons calculated by ATG | Closing prices per Yahoo Finance.

The Plan Vote and the Director Vote Are the Same Vote

ATG CAPITAL MANAGEMENT LP

Proposal 2 is not a merely compensation question, it is the clear test of whether this Board can put stockholders first and ATG believes the Board has failed this test.

6,846,589

Shares requested

24.3% of the 28,160,111 shares outstanding on the record date.

76.4%

Already promised to insiders

5,229,035 of the requested shares are committed to seven named officers and directors.

80%

Treated as vested

Insider options were already treated as 80% vested at June 30, 2026 — before shareholders voted.
Exercisability subject to stockholder approval of the 2025 Stock Plan

THE INTERLOCK

- Officer and director options — **1,792,812** to the Chairman and Co-CEO at $10.00, **1,494,010** to Co-CEO John Kim; **747,005** to CFO Greg Endo; and **298,802** to directors Read, Homer and Chauhan and Vice-President, Brett Director
- The seven named grants total **5,229,035 shares — 76.4%** of the 6,846,589 being requested
- Lane and funds associated with Empery Asset Management, LP (“EAM”) control **17.51%** of the vote on a proposal in which Lane holds an economic interest

WHERE THIS LANDS IN POLICY

- **Vanguard:** against is more likely where total potential dilution "exceeds 20% of shares outstanding" — this is 24.3%
- **Geode:** "excessive" dilution is 25% for micro-cap, 20% for small-cap and 15% for all other companies — Geode publishes no market-cap definitions
- **Glass Lewis:** reserves should require re-approval "every three to four years," and boards should weigh approval "from disinterested shareholders"

Sources: Empery Digital Inc. definitive proxy statement (2026 annual meeting) and Form 10-Q for the quarterly period ended June 30, 2026; Vanguard Proxy Voting Policy for U.S. Portfolio Companies; Geode Capital Management Proxy Voting Policy (2026); Glass Lewis 2026 Benchmark Policy Guidelines.

ATG CAPITAL MANAGEMENT LP

SECTION TWO

Why This Board Will Not Fix It

A record of defensive and entrenching actions, a judicial finding breach of fiduciary duties, and an apparent disregard for proper corporate governance.

ATG CAPITAL MANAGEMENT LP

A Defensive Pattern, Not an Outlier

Defensive measures, litigation, and insider accumulation all in sequence. ATG believes this pattern shows the Board’s true intent: entrenchment.

Jan 26	Feb 3	Feb 26	Mar 23	Mar 26
ATG files 13D at 5.6%; builds to 12.3% within days	Board adopts a rights plan (the “Poison Pill”) with a 12.5% trigger	ATG Fund delivers its nomination notice	Company prices a ~$25M dilutive registered direct offering	Board outright rejects the nomination notice

Apr 2	Jul 6	Aug 12–13	Aug 28	Sep 1
ATG files suit in the Court of Chancery	Board terminates the Poison Pill seven months early	EAM funds buy 1,400,000 shares	Court finds a breach of fiduciary duty	EAM funds buy 500,000 more — the day before the record date

ATG action | Board defensive action | Litigation | Insider accumulation

The Poison Pill carried a 12.5% trigger. The EAM funds — controlled by the Chairman and Co-CEO, Ryan Lane — held 2,930,345 shares while it was in force. After the Board’s termination of the Poison Pill, EAM purchased 1,900,000 additional shares, reaching 17.51% of the shares outstanding as of the record date, including 500,000 shares on the day before that date. ATG believes the sequence of actions speaks for itself.

All dates 2026. Sources: ATG Capital DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm | Schedule 13D/A and Forms 4 filed by Empery Asset Management, LP and Ryan M. Lane — sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001469336&type=SC+13D | Ownership percentage per Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm

What the Court Found

ATG CAPITAL MANAGEMENT LP

Post-trial Memorandum Opinion, August 28, 2026 — Vice Chancellor Lori W. Will.

“It is the fundamental right of the stockholders — not the directors — to select the individuals who will determine the strategic direction of the company.”

The Board’s Rejection of ATG Fund’s Nomination Notice was Not Supported by the Bylaws

- The Court held the Board’s rejection of ATG Fund’s nomination notice suffered from a fatal flaw, as it was not based on the plain language of EMPD advance notice bylaws
- The bylaws did not contain the disclosure requirements the Board sought to enforce
- The Court rejected the Board’s ever-evolving moving arguments and held that the Board is confined to the grounds stated in its rejection letter

Each Rejection Theory Failed

- <u>Alleged Undisclosed Participant</u>: the bylaws tracked the proxy rules’ definition, and the Court found that Tice Brown is not a participant in ATG’s solicitation
- <u>Alleged Undisclosed Bitcoin ETF shorts</u>: the Court held that neither the bylaws nor the director questionnaire require this information to be disclosed and the Board’s interpretation of the bylaws arguing that it was required was unfounded
- The Board’s actions “reflect[] a misunderstanding of not only basic contract interpretation, but also the purpose advance notice bylaws serve under Delaware law.”

The Board’s Actions were Inequitable, Preclusive and Violated its Fiduciary Duties

- Rejection removed ATG Fund’s nominees from the ballot entirely – permitted the Board to substitute its judgment for those of its stockholders
- Board’s action was disproportionate, unreasonable and preclusive and thus failed under enhanced scrutiny review
- Held that the rejection was inequitable, and constituted a breach of the directors' fiduciary duties

Source: ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0349-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.). Quotations are from the Court's memorandum opinion.

ATG CAPITAL MANAGEMENT LP

Why the Ruling Matters to This Vote

A judicial finding of fiduciary duty breach is a governance fact.

1 **Stockholders nearly lost the choice entirely**

Absent litigation this would have been an uncontested election, with no alternative slate to the incumbent directors. Stockholder franchise was restored by the Court, not by the Board.

2 **The judgment that produced the fiduciary duty breach has not changed**

The directors who unanimously approved the rejection are standing for re-election. Four of them are opposed by ATG.

3 **The Company has filed a motion for leave to appeal the ruling**

Continued expenditure to defend conduct a court has found inequitable compounds the already excessive cost to stockholders.

4 **Deference should be earned**

This Board has been found to have breached its fiduciary duties to keep a competing slate off the ballot; ATG submits that the Board's judgment on its composition should carry little weight.

A significant decision for stockholder franchise

- ATG believes this decision is among the first to hold that a board's rejection of a nomination notice both failed under the bylaws and breached the directors' fiduciary duties
- Wachtell Lipton and Reed Smith each published client memoranda within days of the ruling
- Commentators describe it as an important development for stockholder franchise rights and the limits of advance notice bylaws

Why ATG believes four seats is a proportionate response

- Five incumbents remain unopposed, preserving institutional knowledge
- Provides independent voices in the boardroom; not control
- ATG Fund's nominees would have to persuade their colleagues in order to take any actions
- Fresh directors can help provide the independence and discipline to the boardroom that we believe has been missing

Sources: ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0349-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) | Published commentary from Wachtell, Lipton, Rosen & Katz and Reed Smith LLP, Sept. 2026.

Empery Asset Management: Whose Company Is This?

ATG CAPITAL MANAGEMENT LP

EAM is a hedge fund founded by Ryan Lane, EMPD's Chairman and Co-CEO; EAM also shares EMPD's rent, its people and its lawyers with the public company.

$11,822,729

in fees incurred through July 31, 2026 from a law firm at which the relationship partner is the brother-in-law of Ryan Lane, Chairman and Co-CEO. The Board and the Audit Committee were not told of the relationship prior to the firm's retention.

Shared people

- Mr. Lane is founder and principal of EAM and, per the Company's filing, continues to provide services to EAM while employed as Co-CEO of EMPD
- Several EAM executives also became Company employees after the 2025 private placement
- Senior roles are reported to be held concurrently at both entities, including the Chief Operating Officer and the Company's head of legal, who is also EAM's general counsel

Shared costs

- The Company assumed half of EAM's New York office lease on August 28, 2025
- Its share is $9,617 per month through June 2029; EAM has extended the lease to September 2031
- The Company and EAM are jointly and severally liable for the full rent
- $11.8M of legal fees to a firm connected to Lane by marriage

The question for stockholders

- If the Audit Committee did not know that one of the Company's largest vendors was a related party, what else has not been properly raised to the Committee?
- Where employees draw compensation from both the public company and the Chairman's private fund, to whom is the duty owed?
- EAM funds and Mr. Lane reported 17.51% of the shares as of the record date – are Ryan Lane's interests aligned with EAM or EMPD?

Sources: Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm (Co-CEO/Attorney Relationship; Certain Relationships and Related Party Transactions) | Empery Digital Form 10-Q, quarter ended June 30, 2026 (filed Aug. 7, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006099/empery_i10q-063026.htm | ATG Capital Post-Trial Brief in ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0349-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.)

What This Board Knew

ATG CAPITAL MANAGEMENT LP

Sworn testimony from the Company's own directors and officers.

The Board and Audit Committee were not made aware of the related party transaction

On the hiring of the law firm where the Chairman and Co-CEO's brother-in-law is a partner — with $11,822,729 in fees incurred through July 31, 2026.

“Did you know before that that Mr. Lane's brother-in-law was … working on a trial for you?” — “No.”

John Kim, Co-Chief Executive Officer — Kim Dep. Tr. 384:11-24

“Are you aware that one of the partners working on both cases is Mr. Lane's brother-in-law, Andy Gladstein?” — “I don’t know.”

Orn Ólason, Director; Member of Audit Committee — Ólason Dep. Tr. 218:16-20

“So the audit committee's not aware of [the familial relationship]?” — “The audit committee is not aware of that.”

Greg Endo, Chief Financial Officer — Endo Dep. Tr. 372:2-4

The Audit Committee charter requires advance review and approval of every related party transaction. The Company's proxy states that these transactions “prior to the creation of [EMPD’s] Audit Committee and the adoption of this policy, and, as such, they were not conducted on an arm’s length basis.”

The governance chair who did not know he was chair

In a year in which the Company received director nominations from two separate stockholders.

“Are there committees that you chair?” — “No.” “I just asked you if there are any committees you chair, and you said no?” — “I’ve not chaired any committees since joining the board.”

Ian Read, Director — Read Tr. 718:12-24

“You testified earlier that you were not the chair of any committees. Is this incorrect?” — “This is incorrect. I was going to be the chair and then I did not become the chair.”

Ian Read, Director — Read Tr. 721:9-19 (response given while reviewing the Company’s Form 10-K/A)

The Company's Form 10-K/A filed April 21, 2026 and definitive proxy statement filed September 3, 2026 list Mr. Read as Chair of the Nominating and Governance Committee beginning August 2025. The committee responsible for board composition was chaired, on paper, by a director who testified he held no chairmanship.

Sources: trial and deposition transcripts in ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0349-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) | Empery Digital Form 10-K/A filed April 21, 2026, p.3 — sec.gov/Archives/edgar/data/1829794/000168316826003108/empery_10ka1-123125.htm | ir.emperydigital.com/governance/board-committees | Fee figure and related party policy language per Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm

Why ATG Opposes Certain Directors

ATG CAPITAL MANAGEMENT LP

3 of the 4 have never stood for election by Empery Digital stockholders.

Ryan Lane

Chairman and Co-Chief Executive Officer

- Every related-party arrangement in this record runs back to Lane: the shared lease, the transferred employees, and $11,822,729 of fees to a firm where his brother-in-law is a partner
- Clearly Lane is not independent, as he holds both the Chair and the Co-CEO roles – is he conflicted as well?
- Continues to provide services to his private fund, EAM, while serving as Co-CEO of the public company
- EAM funds and Mr. Lane bought 1,900,000 shares after the Board, which Lane chairs, terminated the Poison Pill, reaching 17.51% by the record date
- A court has held the Board he chairs breached its fiduciary duties to keep ATG Fund's nominees off the ballot
- The Court specifically found that "Lane acknowledged that the 'objective' was to 'reject' ATG Fund's nomination notice and 'see what' ATG and Brown did in response."
- Never held a public company board seat before this role

Ian Read

Chair, Nominating and Corporate Governance Committee

- Chairs the committee responsible for board composition — the precise function at issue in this contest
- Testified at trial by deposition that he chairs no committees, yet the Company's Form 10-K/A and proxy statement list him as chair since August 2025
- Participated in the unanimous Board decision to reject ATG Fund's nomination notice, later held inequitable and a breach of fiduciary duty
- Rejected ATG Fund's nomination notice based on the nominees' supposed questionnaire deficiencies while his own questionnaire failed to disclose numerous directorships he held.
- Specifically cited by the Court when it found that the Board was improperly analyzing the "suitability" of ATG's nominees, rather than reviewing the ATG Fund's nomination notice for compliance with the bylaws.
- Joined in July 2025 in connection with the private placement

3 of the 4 incumbent directors opposed by ATG have never been elected by Empery Digital stockholders. The last annual meeting was held May 30, 2025, as Volcon, Inc. — Chauhan, Lane and Read joined after that date, appointed in connection with the private placement.

Sources: Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm | Empery Digital Form 10-Q, quarter ended June 30, 2026 (filed Aug. 7, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006099/empery_i10q-063026.htm | Schedule 13D/A and Forms 4 filed by Empery Asset Management, LP and Ryan M. Lane — sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001469336&type=SC+13D | ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0349-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) | Volcon, Inc. DEF 14A, annual meeting held May 30, 2025 | Appointment dates per Forms 3 and 4 filed July–December 2025. ATG also opposes Orn Ólason and Rohan Chauhan.

Why ATG Opposes Certain Directors

ATG CAPITAL MANAGEMENT LP

Neither has held a public company board seat before joining this Board.

Rohan Chauhan

Director

- Participated in the unanimous Board decision to reject ATG Fund's nomination notice, later held inequitable and a breach of fiduciary duty
- Rejected ATG Fund’s nomination notice without asking any follow-up questions, reviewing the Company’s bylaws, or even reading the deficiency letters
- Rejected ATG Fund’s nomination notice based on ATG Fund's bitcoin short while holding his own bitcoin shorts, which he did not disclose to the Board
- Rejected ATG Fund’s nomination notice over the nominees' supposed questionnaire deficiencies while his own questionnaire failed to include current directorships
- Never held a public company board seat before this role
- Joined in July 2025 in connection with the private placement, and owns no EMPD shares

Orn Ólason

Director

- Participated in the unanimous Board decision to reject ATG Fund's nomination notice, later held inequitable and a breach of fiduciary duty
- Rejected ATG Fund’s nomination notice without asking any follow-up questions or reviewing the Company’s bylaws
- Rejected ATG Fund’s nomination notice over the nominees' supposed questionnaire deficiencies while his own questionnaire failed to answer many questions at all
- Never held a public company board seat before this role
- No relevant experience for a digital asset treasury or AI company
- Received 49.38% withhold votes at the 2025 Annual Meeting

Mr. Ólason is the only one of the four opposed incumbents ever to have faced Empery Digital stockholders. At the uncontested 2025 Annual Meeting, 49.38% of votes cast were withheld from him.

Sources: Deposition testimony in ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0349-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) | Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm | Volcon, Inc. Form 8-K reporting the results of the annual meeting held May 30, 2025 | Beneficial ownership per Empery Digital DEFC14A.

The Cost of the Contest

ATG CAPITAL MANAGEMENT LP

What stockholders have paid to defend conduct a court has found inequitable.

$22.5M

Estimated total Company cost of this contest

Of which roughly $20.5M is already incurred

~$0.80

Per share outstanding

Against the $2.97 close on September 14, 2026

~27%

Of the Company's market capitalization today

$22.5M against roughly $83.6M at the $2.97 close on September 14, 2026

Where it went

- $10.9M of shareholder litigation expense in the first half of 2026 alone
- $11,822,729 to the law firm connected to the Chairman, through July 31, 2026
- The balance to proxy solicitation, advisers and other related costs

For scale

- Roughly a third of the Company's reported cash position of approximately $62M as of August 25, 2026
- In ATG's view, these costs were avoidable and were primarily spent to resist a contested election that a court has now ordered to proceed

Sources: Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm | Empery Digital Form 10-Q, quarter ended June 30, 2026 (filed Aug. 7, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006099/empery_i10q-063026.htm. Per-share and ratio figures calculated by ATG on 28,160,111 shares outstanding | Closing prices per Yahoo Finance.

SECTION THREE

The Remedy

A refreshed Board with four independent directors, a defined agenda, and continuity from a majority of continuing directors.

The ATG Nominees

ATG CAPITAL MANAGEMENT LP

Four independent candidates, none with any role or involvement in the July 2025 private placement.



James C. Elbaor

Finance, accounting and investment expertise, with public company board service

President and Managing Partner of Marlton LLC, an investment firm, since 2017. Previously Consulting Advisor to Lucus Advisors LLC, an SEC-registered investment adviser, and Vice President at Northeast Bancorp (Nasdaq: NBN). Served on the board of directors of ATRM Holdings, Inc. from 2017 to 2019. Board member of the Intuit Art Museum. M.B.A., Columbia Business School; B.A., New York University.



Gabriel “Gabi” D. Gliksberg

Closed-end fund and investment trust governance expertise; experience in management of persistent NAV discounts

Founder and Managing Member of ATG Capital Management since November 2020. Chair of the board of Edinburgh Worldwide Investment Trust plc (LSE: EWI), a publicly traded investment trust, since April 2026. Director of Tortoise Energy Independence Fund (NYSE: NDP), a closed-end energy fund, until its merger in December 2024, and of Safe Auto Insurance Group from 2016 until its acquisition by The Allstate Corporation in 2021. B.S.B.A. in Finance, Olin Business School, Washington University in St. Louis.



Meredith S. Kirshenbaum

Legal expertise combined with governance, risk assessment and strategic advisory experience

Principal in the Labor & Employment and Litigation Groups at Goldberg Kohn Ltd., Chicago, with the firm since 2012. Board member of Empower Illinois and Camp for All Kids, and an associate board member of the Anti-Defamation League. J.D., University of Chicago Law School; B.S. in Social Policy, Northwestern University. Admitted to the Illinois Bar.



Aaron T. Morris

Stockholder rights and corporate governance expertise; fiduciary litigation experience

Co-Founder and Partner of Morris Kandinov LLP, with offices in Vermont, New York and California, since 2019. Previously an associate at Skadden, Arps, Slate, Meagher & Flom LLP from 2012 to 2019. Director of Impax Environmental Markets plc (LSE: IEM) since June 2026. Vice President of the Vermont Chapter of the Federal Bar Association since 2024. J.D., Boston College Law School; B.S. in Economics, Indiana University. Admitted in New York, Massachusetts and Vermont.

Source: ATG Capital DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm.

ATG CAPITAL MANAGEMENT LP

Skills and Experience

Assessed from public filings.

	ATG NOMINEES				OPPOSED INCUMBENTS			
	Elbaor	Gliksberg	Kirshenbaum	Morris	Lane	Read	Chauhan	Ólason
Independent of the July 2025 private placement	✓	✓	✓	✓	×	×	×	—
Shareholder-first record on behalf of outside holders	✓	✓	✓	✓	×	×	×	×
Corporate governance and fiduciary oversight	✓	✓	✓	✓	×	×	×	×
Closed-end fund / NAV discount management	✓	✓	—	✓	×	×	×	×
Independent legal, employment and risk expertise	—	—	✓	✓	—	—	—	—
Public-company board experience*	✓	✓	—	✓	×	✓	×	×
Capital allocation and balance-sheet discipline	✓	✓	—	—	×	—	—	—

✓ demonstrated in public record × not demonstrated, or contradicted by the record — no public record either way

* Excluding current service on EMPD's board of directors.

ATG's assessment based on public filings. Independence per Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm (the Company determines Mr. Lane is not independent). Director backgrounds per Company proxy and Empery Digital Form 10-K/A filed April 2026 — sec.gov/Archives/edgar/data/1829794/000168316826003108/empery_10ka1-123125.htm. Governance and shareholder-first marks for opposed incumbents reflect the findings in ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0349-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) and the related-party matters described herein.

What ATG's Nominees Would Pursue

ATG CAPITAL MANAGEMENT LP

Our independent directors would work collaboratively with the Board to ensure alternatives are fully and meaningfully evaluated on the record. Four directors cannot direct strategy; however, our nominees intend to work towards the following measures with the full Board:

Capital allocation discipline

- Evaluate a dividend
- Pay down debt and reduce leverage against the treasury
- Repurchase shares
- Consider a tender offer at or near net asset value

Cost structure

- Reduce what ATG regards as a burdensome expense base
- Review compensation and equity incentive structures
- Scrutinize related-party arrangements, including those with EAM

Governance and transparency

- Improve disclosure around NAV and asset composition
- Separate the roles of CEO and Chair
- Restore and enforce a related-party approval process the Audit Committee can rely on
- Adoption of a majority voting standard with a director resignation policy

On structural alternatives — stated plainly

If the expense structure proves irredeemably high, ATG Fund's nominees would consider whether the best path to maximizing value is to sell some or all of the Company's assets and return capital to stockholders. ATG makes no commitment to any specific outcome.

Any action would follow review by the full Board, subject to fiduciary duties and to information not available to us today.

Setting the Record Straight

ATG CAPITAL MANAGEMENT LP

COMPANY CLAIM*	ATG'S RESPONSE
ATG was seeking control. *Empery Digital DEFA14A, September 8, 2026 ("…Withdraws Campaign for Control of Empery Digital's Board")*	Given the Company's operational pivot, ATG withdrew five nominees on September 4 and now seeks four of nine seats, with five Company nominees unopposed. This is now a minority slate.
ATG failed to disclose a bitcoin short. *Company letter rejecting ATG Fund's nomination notice, dated March 26, 2026*	ATG has always maintained – and the Court has now validated – that disclosure of a bitcoin short was not required under EMPD's bylaws. Further, ATG has since both disclosed, and closed, these positions considering the Company's operational pivot.
ATG failed to disclose a participant. *Company letter rejecting ATG Fund's nomination notice, dated March 26, 2026*	The Court rejected this theory and found that Tice Brown was not a participant in ATG's solicitation (as alleged by the Company). The bylaws track Schedule 14A's definition of a participant and the Court found that Mr. Brown did not meet this definition.
The buybacks were accretive. *Empery Digital press release, February 2, 2026 ("…Through Accretive Share Repurchases")*	ATG does not dispute that repurchases below NAV *can be* accretive. The objection is to funding them by borrowing against a volatile asset, and to a discount that has persisted regardless.

*Company claims are paraphrased based upon the above listed sources.

Sources: ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0349-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) | ATG Capital DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm | Empery Digital Form 10-Q, quarter ended June 30, 2026 (filed Aug. 7, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006099/empery_i10q-063026.htm | Empery Digital press release dated February 2, 2026.

ATG CAPITAL MANAGEMENT LP

Our Request

Proposal 1	**FOR the four ATG nominees**	Elbaor · Gliksberg · Kirshenbaum · Morris
Proposal 1	**FOR the five unopposed Company nominees**	Kim · Homer · Foster · Solgaard · Robertson
Proposal 2	**AGAINST the 2025 Equity Incentive Plan**	Dilution and vesting disconnected from performance
Proposal 3	**FOR ratification of MaloneBailey, LLP**	ATG supports the Company on this proposal

VOTE THE GOLD UNIVERSAL PROXY CARD

IMPORTANT:
Stockholders may vote for up to nine nominees in total.
Marking more than nine invalidates all director votes.

ATG CAPITAL MANAGEMENT LP

APPENDIX

Supporting Detail

Methodology and chronology.

Appendix: Chronology

ATG CAPITAL MANAGEMENT LP

Selected events, January to September 2026.

Jan 26	ATG files Schedule 13D disclosing 5.6%; builds to 12.3% by Feb 4
Feb 3	Board adopts the Poison Pill with a 12.5% trigger
Feb 26	ATG Fund delivers its nomination notice naming nine candidates
Mar 23	Company prices a ~$25M registered direct offering at $5.39
Mar 26	Board rejects the nomination notice; ATG makes a Section 220 demand
Apr 2	ATG files its verified complaint in the Delaware Court of Chancery
May 27	Annual meeting postponed from July 29 to September 23
Jun 30	Data center partnership announced — $65M for a 25% interest
Jul 6	Board terminates the Poison Pill, ahead of its February 2027 expiry
Jul 20 / 23	$20M preferred investment in Cardinal Data Power announced
Aug 4–5	Trial in the Chancery action
Aug 12–13	EAM funds purchase 1,400,000 shares
Aug 28	Post-trial opinion: Court held that ATG Fund's nomination notice is valid; Board's rejection constituted a breach of its fiduciary duties
Sep 1	EAM funds purchase a further 500,000 shares, the day before the record date
Sep 3 / 4	Implementing order entered; ATG withdraws five nominees and files its definitive proxy

All dates 2026. Sources: ATG Capital DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm | Schedule 13D/A and Forms 4 filed by Empery Asset Management, LP and Ryan M. Lane — sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001469336&type=SC+13D | Company 8-K filings.

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